Exhibit 99.d.4.e

FIFTH

AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

AMENDMENT, February 29, 2024 between ABRDN FUNDS (the “Trust”) and ABRDN INC. (the “Adviser”) to that certain Investment Advisory Agreement dated May 4, 2018 (the "Agreement"). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, the Trust and the Adviser desire to amend Exhibit A to the Agreement to reflect certain fund name changes, investment advisory fee changes and fund liquidations;

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Exhibit A. Exhibit A is hereby deleted in its entirety and replaced as set forth in Attachment 1 hereto.

2.	Ratification of Agreement. Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Agreement are hereby ratified and confirmed to be of full force and effect, and shall continue in full force and effect.

3.	Counterparts. This Amendment shall become binding when any one or more counterparts hereof individually or taken together, shall bear the original or facsimile signature of each of the parties hereto. This Amendment may be executed in any number of counterparts, each of which shall be an original against any party whose signature appears thereon, but all of which together shall constitute but one and the same instrument.

4.	Governing Law. This Amendment shall be governed by and construed to be in accordance with the laws of the State of Delaware without reference to choice of law principles thereof and in accordance with the Investment Company Act of 1940, as amended (the ''1940 Act"). In the case of any conflict, the 1940 Act shall control.

IN WITNESS THEREOF, the parties hereto have executed this Amendment by their duly authorized representatives as of the day and year first written above.

ABRDN FUNDS
By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	Vice President

ABRDN INC.
By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	Vice President

EXHIBIT A

INVESTMENT ADVISORY AGREEMENT

BETWEEN ABRDN INC. AND ABRDN FUNDS

Investment Advisor Fee
abrdn Dynamic Dividend Fund	1.00% of the average daily net assets of the Fund on the first $250 million in assets and 0.95% of the average daily net assets of the Fund in excess of $250 million
abrdn Global Infrastructure Fund	0.75% on assets up to $250 million, 0.70% on assets of $250 million up to $750 million, 0.65% on assets of $750 million up to $1 billion, and 0.55% on assets of $1 billion and more
abrdn Realty Income & Growth Fund	0.80% on all assets.
abrdn Short Duration High Yield Municipal Fund	0.55% on assets up to $250 million, and 0.50% on assets of $250 million and more.
abrdn Ultra Short Municipal Income Fund	0.40% on all assets.
abrdn Emerging Markets Equity Dividend Fund (formerly, abrdn International Sustainable Leaders Fund)	0.75% of the first $500 million in average daily net assets, 0.73% on the next $1.5 billion of average daily net assets and 0.70% on average daily net assets over $2 billion
abrdn Global Equity Impact Fund	0.75% of the first $500 million in average daily net assets, 0.73% on the next $1.5 billion of average daily net assets and 0.70% on average daily net assets over $2 billion
abrdn High Income Opportunities Fund	0.55% of the first $500 million in average daily net assets, 0.525% on the next $500 million of average daily net assets, and 0.50% on daily net assets over $1 billion
abrdn EM SMA Completion Fund	0.00% on all assets